UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-38734

Weidai Ltd.
(Translation of registrant’s name into English)

50/F, West Building, Fortune Finance Center

No. 33 Jiefang East Road

Jianggan District, Hangzhou

Zhejiang Province

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.
(Registrant)

Date: March 27, 2019	By:	/s/ Leo Li
	Name:	Leo Li
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Weidai Ltd. Announces Fourth Quarter and Full Year 2018 Financial Results